SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2014

Commission File Number 000-31513

VIRYANET LTD.

(Translation of registrant’s name into English)

8 HaMarpe St.

Har Hotzvim

P.O. Box 45041

Jerusalem 91450

Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No   ☒

CONTENT

Attached is ViryaNet Ltd’s (“ViryaNet”) Notice of Extraordinary General Meeting of Shareholders to be held on July 24, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIRYANET LTD

Date: June 18, 2014	By:	/S/ MEMY ISH-SHALOM
	Name:	Memy Ish-Shalom
	Title:	President and Chief Executive Officer

Exhibit Index

Exhibit No.	Description

99.1	Notice of Extraordinary General Meeting of Shareholders, Class Meeting of the Holders of Ordinary Shares and Class Meeting of the Holders of Preferred Shares, to be held on July 24, 2014.

Exhibit 99.1

VIRYANET LTD.

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS, CLASS MEETING OF THE HOLDERS OF ORDINARY SHARES AND CLASS MEETING OF THE HOLDERS OF PREFERRED SHARES

To the Shareholders of ViryaNet Ltd. (the “Company” or “we”):

NOTICE IS HEREBY GIVEN that Extraordinary General Meetings of (1) the holders of Ordinary Shares, nominal value five New Israeli Shekels (NIS 5.00) per share, of the Company (“Ordinary Shares”) will be held on July 24, 2014, at 4:00 p.m., local time, and any adjourment thereof (the “Ordinary Class Meeting”), (2) the holders of Preferred A Shares, nominal value five New Israeli Shekels (NIS 5.00) per share, of the Company (“Preferred A Shares” and collectively with the Ordinary Shares, the “Company Shares” or “shares”) will be held on July 24, 2014, at 5:00 p.m., local time, and any adjourment thereof (the “Preferred Class Meeting”), and (3) the holders of our Ordinary Shares and Preferred A Shares, voting as one class, will be held on July 24, 2014, at 6:00 p.m., local time, and any adjourment thereof (the “General Meeting” and together with the Ordinary Class Meeting and the Preferred Class Meeting, the “Meetings” or the “Special Meetings”).

All Meetings will be held at the Company’s principal executive offices, at 8 HaMarpe Street, Har Hotzvim, Jerusalem 91450, Israel, for the following purpose (the “Proposal”):

1.	The approval of (i) the Agreement and Plan of Merger, dated as of June 10, 2014 (the “Merger Agreement”) by and among the Company, Verisae, Inc. (“Parent”), a Minnesota corporation, and Viking Acquisition Ltd. (“Merger Sub”), an Israeli company and a wholly-owned subsidiary of Parent; (ii) the merger of Merger Sub with and into the Company (the “Merger”) on the terms and subject to the conditions set forth in the Merger Agreement and in accordance with Sections 314-327 of the Israeli Companies Law, 1999 (together with the rules and regulations promulgated thereunder, the “ICL”), following which Merger Sub will cease to exist as a separate legal entity and the Company will become a wholly-owned subsidiary of the Parent; and (iii) all other transactions contemplated by the Merger Agreement, including, without limitation, with respect to insurance for the benefit of directors and executive officers of the Company.

The Merger Agreement provides for a total consideration in cash equal to US$18,825,000, subject to price adjustments set forth in the Merger Agreement (the “Merger Consideration”). The Merger Consideration, less applicable withholding taxes (if any) and without interest, shall be distributed among the holders of shares of the Company as of immediately prior to the effective time of the Merger in accordance with the provisions of the Company’s Articles of Association, as in effect as of the date hereof.

Further information regarding the Proposal (including information regarding the Merger Agreement, the Merger and the allocation of the Merger Consideration among the holders of Ordinary Shares and Preferred A Shares) will be included in the Company’s proxy statement, which will be mailed to the Company’s shareholders in advance of the Special Meetings. The proxy statement will also be furnished to the United States Securities and Exchange Commission (the “SEC”) on Form 6-K and will be available to the public on the SEC’s website at http://www.sec.gov. A form of proxy card will be enclosed with the proxy statement.

We currently know of no other business to be transacted at the Meetings, other than as set forth in Item 1 above; but, if any other matter is properly presented at the Meetings, the persons named in the proxy card will vote upon such matters in accordance with their best judgment.

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” APPROVAL OF ITEM 1.

IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AT THE MEETINGS. Whether or not you plan to attend in person, please complete, date, sign and return the proxy card in a timely manner in order that it is received by the Company no later than twenty-four (24) hours before the Meetings. Any shareholder who has executed a proxy but is present at a Meeting, and also wishes to vote in person, may do so by revoking their proxy. Each form of proxy which is properly executed and returned to the Company prior to the Meetings will be voted in the manner instructed by the shareholder executing it or, if no instructions are given, will be voted in favor of the Proposal. In addition, the shares will be voted with respect to any other proposals (if any) in accordance with the recommendations of the Board of Directors.

Record Date

Only holders of record of our Ordinary Shares and Preferred A Shares at the close of business on June 23, 2014 (the “Record Date”), will be entitled to receive notice of, and to vote at, the Special Meetings (as applicable).

Quorum and Voting

A quorum must be present in order for any of the Meetings to be held. Other than in an adjourned meeting, the quorum required for (i) the Ordinary Class Meeting - at least two shareholders present, or deemed by the ICL to be present, in person or by proxy, who hold or represent between them at least one-third of the Company’s issued and outstanding Ordinary Shares; (ii) the Preferred Class Meeting - at least two shareholders present, or deemed by the ICL to be present, in person or by proxy, who hold or represent between them at least one-third of the Company’s issued and outstanding Preferred A Shares; and (iii) the General Meeting - at least two shareholders present, or deemed by the ICL to be present, in person or by proxy, who hold or represent between them at least one-third of the Company’s issued and outstanding share capital.

Broker non-votes and abstentions will be counted as present at the applicable Meeting for the purpose of determining whether a quorum is present. A broker non-vote occurs when a bank, broker or other nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received voting instructions from the beneficial owner. While counted for quorum purposes, abstentions and broker non-votes will not be treated as voting shares and will not have any effect on whether the requisite vote is obtained for all matters placed before shareholders for their vote.

If a quorum is not present at the scheduled time and date of an applicable Meeting, that Meeting shall be either (i) adjourned to July 31, 2014 at the same scheduled place and time; or (ii) adjourned to any other day, hour and/or place as the Board of Directors of the Company shall notify the shareholders. This notice shall serve as notice of such adjourned Meeting if no quorum is present at the original date and time thereof, and no further notice of the applicable adjourned Meeting will be required to be given to shareholders. If a quorum is not present at an applicable adjourned Meeting within half an hour from the appointed start time of that Meeting, any two shareholders present or by proxy or any other valid instrument shall constitute a quorum, and shall be entitled to deliberate and to resolve the matters for which the applicable Meeting was convened.

Vote Required

The approval of the Proposal requires the affirmative vote of the holders of at least seventy five percent (75%) of: (i) the Ordinary Shares present, or deemed by the ICL to be present, in person or by proxy, at the Ordinary Class Meeting and voting on the matter (votes abstaining shall not be taken into account); (ii) Preferred A Shares present, or deemed by the ICL to be present, in person or by proxy, at the Preferred Class Meeting and voting on the matter (votes abstaining shall not be taken into account); and (iii) of the Company Shares present, or deemed by the ICL to be present, in person or by proxy, at the General Meeting and voting on the matter (votes abstaining shall not be taken into account).

Position Statements by Shareholders

Shareholders are allowed to apply in writing, through the Company, to the other shareholders of the Company in order to solicit their vote on items on the agenda of the Special Meetings (“Position Notice”). Position Notices must be in English and may be sent to the Company’s offices at the address below and otherwise must comply with the ICL. Any valid Position Notice will be furnished by the Company to the SEC on Form 6-K, and will be made available to the public on the SEC’s website at http://www.sec.gov. The last date for delivery of such Position Notices to the Company is July 14, 2014.

All shareholders are entitled to contact the Company directly and receive the text of the proxy materials, once available, and any Position Notice. Once made available to the public as described above, such documents will also be available for inspection at the Company’s offices, which are located at 8 HaMarpe St., Har Hotzvim, Jerusalem 91450 Israel, during regular business hours and subject to prior coordination. The Company’s phone number is +972-2-5841000.

By Order of the Board of Directors,

/s/ Samuel HaCohen
Samuel HaCohen
Chairman of the Board of Directors

June 18, 2014

FORWARD-LOOKING STATEMENTS

This notice may contain forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as “may,” “anticipates,” “estimates,” “expects,” “intends,” “plans,” “believes,” and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual events, results, performance, circumstances or achievements to be materially different from those expressed or implied by such forward-looking statements. Factors that could cause actual events, results, performance, circumstances or achievements to differ from such forward-looking statements include, but are not limited to, the following: (1) the Company may be unable to obtain shareholder approval for the proposed transaction; (2) the Company may be unable to satisfy other conditions to the closing of the proposed transaction; (3) the proposed transaction may involve unexpected costs, liabilities or delays; (4) the Company’s business may suffer as a result of uncertainty surrounding the proposed transaction and diversion of management attention on transaction-related matters; (5) the outcome of any legal proceedings related to the proposed transaction; (6) the Company may be adversely affected by other economic, business, and/or competitive factors; (7) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (8) the ability to recognize benefits of the proposed transaction; (9) risks that the proposed transaction disrupts current plans and operations and the potential difficulties in employee retention as a result of the proposed transaction; (10) impact of the transaction on relationships with customers, distributors and suppliers and (11) other risks to consummation of the proposed transaction, including the risk that the proposed transaction will not be consummated within the expected time period or at all. Additional factors that may affect the future events, results, performance, circumstances or achievements of the Company include those disclosed in the Company’s filings with the SEC, including, but not limited to, risks and factors identified under such headings as “Risk Factors,” “Cautionary Language Regarding Forward-Looking Statements” and “Operating Results and Financial Review and Prospects” in the Company’s latest Annual Report on Form 20-F.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this notice. Except to the extent expressly required under applicable law, the Company undertakes no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, the Company intends to mail a proxy statement to its shareholders (the “Proxy Statement”) and furnish a copy of the Proxy Statement with the SEC on Form 6-K. Shareholders of the Company are urged to read the Proxy Statement and the other relevant material when they become available because they will contain important information about the Company, Parent, the proposed transaction and related matters. SHAREHOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT AND THE OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED TRANSACTION. The Proxy Statement (when available) may be obtained without charge at the SEC’s website at www.sec.gov. In addition, the Proxy Statement will be available for inspection at the Company’s offices, which are located at 8 HaMarpe Street, Har Hotzvim, Jerusalem 91450, Israel.

This notice is neither a solicitation of proxy, an offer to purchase nor a solicitation of an offer to sell shares of the Company. The Company, its executive officers and directors may be deemed to be participants in the solicitation of proxies from shareholders of the Company in connection with the proposed transaction.